EXHIBIT 99

SELECTED FINANCIAL HIGHLIGHTS

	2001	2000	1999	1998	1997

CONSOLIDATED INCOME STATEMENT DATA:
Interest income	$23,832,624	$26,726,048	$22,255,896	$20,359,202	$19,593,582
Interest expense	12,872,355	15,921,684	10,953,649	9,596,722	8,975,812

Net interest income	10,960,269	10,804,364	11,302,247	10,762,480	10,617,770
Provision for loan losses	550,000	448,000	597,840	615,000	240,000

Net interest income after provision for loan losses	10,410,269	10,356,364	10,704,407	10,147,480	10,377,770
Noninterest income	7,156,444	7,913,046	10,911,443	9,757,388	5,574,499
Noninterest expense	14,817,504	15,945,347	17,864,554	15,826,736	13,135,227

Income before income taxes	2,749,209	2,324,063	3,751,296	4,078,132	2,817,042
Income tax provision	816,132	576,531	905,249	1,103,783	677,550

Net income	$1,933,077	$1,747,532	$2,846,047	$2,974,349	$2,139,492

CONSOLIDATED BALANCE SHEET DATA, AT YEAR END
Assets	$357,194,940	$387,946,570	$375,619,201	$317,853,989	$287,907,392
Loans, net of unearned income	220,539,017	278,019,898	260,005,257	210,800,847	170,834,248
Deposits	265,528,720	292,024,141	262,449,865	236,979,025	234,470,405
Stockholders' equity	32,648,304	30,482,004	29,884,577	30,872,528	29,792,234
PER SHARE DATA: (a)
Number of shares of Common Stock outstanding, at year-end	2,701,254	2,707,733	2,776,904	2,829,488	2,908,550
Net income:
Basic	$0.71	$0.64	$1.01	$1.04	$0.73
Diluted	0.71	0.64	1.01	1.04	0.73
Cash dividends declared	0.3600	0.3550	0.3075	0.2850	0.2550
Book value, at year end	12.09	11.26	10.76	10.91	10.24
Performance and Capital Ratios:
Return on average assets	0.51%	0.46%	0.85%	1.00%	0.78%
Return on average shareholders' equity	6.01	5.87	9.15	9.71	7.39
Net yield on interest earning assets (b)	3.32	3.23	4.01	4.38	4.51
Average shareholders' equity to average total assets	8.56	7.85	9.26	10.32	10.51
Year-end capital to year-end risk-weighted assets:
Tier 1	12.94	11.03	10.99	15.02	15.89
Total	14.32	12.17	12.38	16.75	17.14
Year-end Tier 1 leverage ratio	8.65	7.75	7.30	9.40	9.43
Cash dividend declared to net income	50.43	55.58	30.37	27.63	35.07
ASSETS QUALITY RATIOS:
Allowance for loan losses, at year-end to:
Total loans, net of unearned income	1.51%	1.09%	1.09%	1.13%	1.35%
Nonperforming, restructured and past-due loans	276.13	119.19	201.3	111.0	222.49
Net charge-offs to average total loans, net of unearned income	0.10	0.09	0.07	0.28	0.11
Nonperforming, restructured and past-due loans to total loans, net of unearned income, at year-end	0.55	0.91	0.54	1.02	0.61
(a)
Per share amounts and common shares outstanding have been adjusted to retroactively reflect the effect of a 5% stock dividend declared by the Board of Directors on January 22, 1998, as well as a stock split in the form of a 100% stock dividend declared July 22, 1999.

(b)
Interest on investments and loans is presented on a fully taxable equivalent basis, using regular income tax rates.